Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” and the use of our report dated February 25, 2003, with respect to the consolidated financial statements of Insight Midwest L.P., included in the Registration Statement (Form S-4, No. 333-          ) and related prospectus of Insight Midwest, L.P. for the registration of its $185 million 9¾% Senior Notes due 2009.

Ernst & Young LLP

New York, New York

June 5, 2003